UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

EXICURE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30205M200

(CUSIP Number)

Kyungwon Oh

Chief Executive Officer

CBI USA, Inc. and DGP Co., Ltd.

c/o Baker & Hostetler LLP

One North Wacker Drive, Suite 3700

Chicago, IL 60606-2841

Attention: Jonathan Park

(312) 416-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30205M200

1.	Names of Reporting Persons CBI USA, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 818,299
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 818,299
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 818,299
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%(1)
14.	Type of Reporting Person CO

(1)	Percentage ownership based on 8,651,148 shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 10, 2024.

CUSIP No. 30205M200

1.	Names of Reporting Persons DGP Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,060,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,060,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,060,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 35.4%(1)
14.	Type of Reporting Person CO

(1)	Percentage ownership based on 8,651,148 shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 10, 2024.

SCHEDULE 13D

This Amendment No. 12 (“Amendment No. 12”), being filed jointly by CBI USA, Inc. (“CBI USA”) and DGP Co., Ltd. (“DGP”, and together with CBI USA, the “Reporting Persons”), amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2022 (the “Initial Schedule 13D” and together with Amendment No. 1 thereto filed with the SEC on October 31, 2022 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on December 5, 2022 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on December 19, 2022 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on January 23, 2023 (“Amendment No. 4”), Amendment No. 5 thereto filed with the SEC on February 13, 2023 (“Amendment No. 5”), Amendment No. 6 thereto filed with the SEC on March 3, 2023 (“Amendment No. 6”), Amendment No. 7 thereto filed with the SEC on May 1, 2023 (“Amendment No. 7”), Amendment No. 8 thereto filed with the SEC on May 17, 2023 (“Amendment No. 8”), Amendment No. 9 thereto filed with the SEC on June 28, 2023 (“Amendment No. 9”), Amendment No. 10 thereto filed with the SEC on August 8, 2023 (“Amendment No. 10”), and Amendment No. 11 thereto filed with the SEC on March 4, 2024 (“Amendment No. 11”), the “Schedule 13D”) by CBI USA, and, with respect to Amendment No. 9, Amendment No. 10, and Amendment No. 11, DGP, with respect to the Common Stock, par value $0.0001 per share, of Exicure, Inc. (“Exicure” or the “Company”). This Amendment No. 12 amends Item 6 to the extent set forth below.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is supplemented as follows:

On June 28, 2024, DGP and OverdigmK entered into an amendment of the DGP Sale Agreement, a translated copy of which is attached hereto as an Exhibit, pursuant to which the closing date for the balance of the DGP Sale was extended to July 31, 2024.

On June 20, 2024, the Reporting Persons entered into an amendment of the Loan Agreement, a translated copy of which is attached hereto as an Exhibit, pursuant to which the outside date for the settlement of the Stock Loan was extended to December 31, 2024.

Item 7. Material to be Filed as Exhibits.

Item 7 is supplemented by adding the following exhibits:

Exhibit No.	Name

1.	Amendment to Stock Purchase Agreement between DGP and OverdigmK*

2.	Amendment to Stock Loan Agreement between the Reporting Persons*

*	English language provisions are a translation.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: July 2, 2024

CBI USA, INC.

By:	/s/ Kyungwon Oh
Name:	Kyungwon Oh
Title:	Chief Executive Officer

DGP Co., Ltd.

By:	/s/ Kyungwon Oh
Name:	Kyungwon Oh
Title:	Chief Executive Officer